UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
7750 Wisconsin Avenue
Bethesda, Maryland 20814

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee and Plan Participants
Marriott International, Inc. Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Marriott International, Inc. Puerto Rico Retirement Plan (the "Plan") as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025 and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Plan's auditor since 2024.

Bethesda, Maryland
June 16, 2026

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Investments, at fair value	$29,797,017	$25,236,978

Receivables:
Notes receivable from participants	—	445
Total assets	29,797,017	25,237,423

Liabilities
Accounts payable	$—	$28,385
Total liabilities	—	28,385

Net assets available for benefits	$29,797,017	$25,209,038

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED December 31, 2025

Additions:
Net appreciation in fair value of investments	$2,640,861
Interest and dividend income	1,046,573
Interest income on notes receivable from participants	41
Participant contributions	2,458,683
Rollover contributions	8,522
Marriott International, Inc. contributions	758,852
Total additions	6,913,532

Deductions:
Benefits paid to participants	2,324,765
Administrative expenses	788
Total deductions	2,325,553

Net increase	4,587,979

Net assets available for benefits at beginning of year	25,209,038
Net assets available for benefits at end of year	$29,797,017

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of the Marriott International, Inc. Puerto Rico Retirement Plan (the “Plan”), provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions. Effective October 1, 2024, plan administration and recordkeeping were transferred to Fidelity Investments ("Fidelity"), and trusteeship to Fidelity Management Trust Company ("FMTC").

General

The Plan was established on June 1, 1998 as a profit-sharing plan with a cash or deferred arrangement intended to qualify under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”). The Plan is sponsored by Luxury Hotels International of Puerto Rico, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Contributions to the Plan come from employee salary reduction contributions and employer matching contributions. If an employee elects to participate in the Plan, contributions may be made through salary deferrals between 1% and 80% of eligible earnings in any plan year, subject to certain limitations. The Company makes matching contributions after the participant completes a one-year waiting period equal to 40% of the first 7% of the eligible earnings contributed to the Plan by participants, on a payroll period basis.

Eligible employees may also contribute rollover amounts to the Plan, representing eligible rollover distributions from other eligible retirement plans.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution (if any), and the applicable earnings or losses for the investments selected by the participant, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested benefit in the participant’s account.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1: DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants who terminate employment before becoming fully vested will forfeit the nonvested portion of their matching account balances unless resuming employment before incurring a five-year break in service. During 2025, $10,595 of forfeitures were utilized to pay plan expenses.

Eligibility

All employees are eligible to participate in the Plan. Effective 10/1/2024, there are no age or service requirements to participate. Prior to 10/1/2024, employees were eligible to participate upon completion of at least 1,000 hours of service within one twelve month period of service.

Vesting

Participants are immediately vested in their own contributions and the investment earnings thereon. Participants are 100% vested after completing two years of service with respect to matching contributions made by the Company and related earnings.

Investments

Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis, subject to any trading restrictions imposed by individual investment funds.

Notes Receivable from Participants

Effective April 1, 2018, participant loans are no longer permitted in the Plan. Prior to April 1, 2018, participants could borrow up to 50% of their rollover and employee elective account balances with a minimum loan request of $500 and a maximum of $50,000, reduced by the highest loan balance in the last 12-month period. Loan terms ranged from 1-4 years, or up to 15 years for the purchase of a primary residence. Outstanding loans are secured by the balance in the participant’s account and bear interest at prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 200 basis points, except that for the loans issued in the third quarter of 2016, the loans bore interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 100 basis points. Principal and interest are repaid through payroll deductions.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1: DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

A participant can take a distribution from the Plan upon termination of service, death, disability, or attainment of age 59 1/2, and other situations as detailed by the Plan Document.

Administration

The Retirement Plan Committee serves as the named fiduciary of the Plan, except with respect to the Marriott Company Stock Fund (the “Stock Fund”). Administration of the Plan is under the direction of (i) the Retirement Plan Committee, all of whom are members of senior management of Marriott International, Inc. (“Marriott”); (ii) a trustee; and (iii) a Plan administrator, who is an employee of Marriott. Under section 404(c) of ERISA, the Plan offers participants the opportunity to direct their own investments. The Retirement Plan Committee is responsible for selecting and overseeing these investment options, other than the Marriott Company Stock Fund, and has delegated certain responsibilities to the Plan trustee and the investment adviser it has retained. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Marriott Company Stock Fund.

Administrative and Investment Expenses

To the extent not paid by the Company, administrative and investment expenses are paid from the Plan's forfeiture account and/or by the Plan participants, allocated based on account balances.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Fees related to individual transactions, such as distributions, are charged directly to the participant's account. Investment related expenses are included in the "Net appreciation in fair value of investments" caption of the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate or amend the Plan subject to the Plan Document. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent required by law.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”), the next priority to quoted values based on observable inputs (“Level 2”), and the lowest priority to values based on unobservable inputs (“Level 3”). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. For example, stocks listed on a recognized exchange or listed mutual funds.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2: Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities not active markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Level 3 inputs include unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2025 and 2024.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Stock Fund is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock and funds held in the Fidelity Treasury Portfolio as of December 31, 2025 and 2024 sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2025, 167,825 units were outstanding with a value of $24.17 per unit. At December 31, 2024, 172,855 units were outstanding with a value of $21.73 per unit..

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2024 to December 31, 2025.

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 3: FAIR VALUE MEASUREMENTS

The following tables present the investments of the Plan that are measured at fair value on a recurring basis at December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$21,349,186	$—	$—	$21,349,186
Marriott Company Stock Fund	4,057,218	—	—	4,057,218
Total assets in the fair value hierarchy	25,406,404	—	—	25,406,404
Investment measured at net asset value (a)				4,390,613
Total investments at fair value				$29,797,017

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$17,915,213	$—	$—	$17,915,213
Marriott Company Stock Fund	3,756,160	—	—	3,756,160
Total assets in the fair value hierarchy	21,671,373	—	—	21,671,373
Investment measured at net asset value (a)				3,565,605
Total investments at fair value				$25,236,978

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

There were no Level 2 or Level 3 investments at December 31, 2025 and 2024.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan. As of December 31, 2025 and 2024, there were no unfunded commitments.
.

	December 31, 2025	December 31, 2024	Redemption Frequency	Redemption
	Fair Value	Fair Value	(if currently eligible)	Notice Period

Northern Trust Collective S&P 500 Index Fund - DC	$4,390,613	$3,565,605	Daily	12 Months

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 4: PARTY-IN-INTEREST

The Plan may, at the direction of Plan participants, invest its assets in securities issued by Marriott International, Inc. The Plan through the Stock Fund held 12,906 and 13,341 shares of common stock of Marriott International, Inc. as of December 31, 2025, and 2024, respectively. There were dividends of $35,819 on Marriott International, Inc. common stock for the year ended December 31, 2025. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2025 and 2024 was $310.24 and $278.94, respectively. During the 2025 plan year, the Plan acquired 1,486 shares of Marriott International, Inc. common stocks valued at $392,464 and sold 1,921 shares valued at $532,831.

Certain Plan investments were invested in funds managed by Fidelity. Fidelity is the trustee at December 31, 2025 and 2024, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 5: RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6: INCOME TAX STATUS

The Plan obtained its most recent determination letter on August 12, 2025, from the Treasury Department of the Commonwealth of Puerto Rico (the “Treasury Department”). The letter was received in response to amendments made to the Plan effective January 1, 2024 and October 1, 2024. The Treasury Department stated that the Plan is in compliance with the applicable requirements of the 1994 Code and that such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on May 11, 2004.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 6: INCOME TAX STATUS (CONTINUED)

As of the date these financial statements were available to be issued, the nondiscrimination testing for the Plan year ended December 31, 2025 , had not yet been completed. The Plan Administrator is in the process of completing the required testing. If the Plan fails any of the applicable tests, corrective actions, such as the return of excess contributions or qualified nonelective contributions, may be required. The financial impact of any such corrective actions, is not considered to be significant.

NOTE 7: SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2025 and through June 16, 2026, the date the financial statements were issued, and determined that there were no events that require adjustments to these financial statements

Marriott International, Inc.
Puerto Rico Retirement Plan
EIN: 74-3052234; Plan No.: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value

	Separately Managed Account			$4,057,218
*	Marriott International, Inc.	Marriott International, Inc. Common Stock Fund	**	4,057,218

	Mutual Funds			21,349,186
	Vanguard	Vanguard Treasury Money Market Fund	**	3,769,495
	Vanguard	Vanguard Target Retirement Income Fund	**	1,377
	Vanguard	Vanguard Target Retirement 2020 Fund	**	138,860
	Vanguard	Vanguard Target Retirement 2025 Fund	**	876,488
	Vanguard	Vanguard Target Retirement 2030 Fund	**	1,202,627
	Vanguard	Vanguard Target Retirement 2035 Fund	**	1,223,447
	Vanguard	Vanguard Target Retirement 2040 Fund	**	1,219,696
	Vanguard	Vanguard Target Retirement 2045 Fund	**	930,444
	Vanguard	Vanguard Target Retirement 2050 Fund	**	961,944
	Vanguard	Vanguard Target Retirement 2055 Fund	**	554,181
	Vanguard	Vanguard Target Retirement 2060 Fund	**	209,471
	Vanguard	Vanguard Target Retirement 2065 Fund	**	178,934
	Vanguard	Vanguard Target Retirement 2070 Fund	**	15,873
	Dodge & Cox	Dodge & Cox Income Fund Class X	**	1,416,662
	Dodge & Cox	Dodge & Cox Stock Fund Class X	**	2,139,664
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	**	1,504,539
	American Funds EuroPacific	American Funds EuroPacific Growth Fund® Class R-6	**	1,185,034
	American Beacon	American Beacon Small Cap Value Fund R6 Class	**	906,161
*	Fidelity	Fidelity Blue Chip Growth K6 Fund	**	2,914,289

	Common Collective Trust			4,390,613
*	Northern Trust Investments, Inc.	Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	**	4,390,613

				$29,797,017
 * Party-in-interest to the Plan
**Cost information not required

See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

June 16, 2026	/s/ Thaddeus Shepherd
Plan Administrator